Exhibit 99.3

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IMMEDIATE	16 October 2003

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, THE REPUBLIC OF IRELAND OR THE REPUBLIC OF SOUTH AFRICA.

Royal & SunAlliance Results of Rights Issue
Placement of Shares Not Taken Up

Following today’s announcement regarding valid acceptances under the Rights Issue, Royal & SunAlliance now announces that Goldman Sachs International, Merrill Lynch International and Cazenove & Co. Ltd., have procured subscribers for the 119,760,956 new Ordinary Shares for which valid acceptances were not received at a price of 96.25 pence per new Ordinary Share.

The net proceeds of the sale of these new Ordinary Shares after deduction of the Rights Issue price of 70 pence per new Ordinary Share and all applicable commissions and value added tax will be paid to shareholders whose rights have lapsed in accordance with the terms of the Rights Issue, pro rata to their lapsed provisional allotments.

–ENDS–

For further information:

Analysts	Press
Malcolm Gilbert	Richard Emmott
Tel:+44 (0) 20 7569 6134	Tel:+44 (0) 20 7569 6023

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Definitions used in the Royal & Sun Alliance Insurance Group plc prospectus dated 4 September 2003 shall have the same meanings when used in this announcement, unless the context requires otherwise.

This announcement does not constitute, or form part of, an offer, or solicitation of an offer, or invitation to subscribe for or purchase any rights, ordinary shares or other securities of the Company in the United States. In addition, the securities of the Company to be issued in the Rights Issue have not been, and will not be, registered under the US Securities Act of 1933 (the “Securities Act”) and may not be offered or sold or delivered within the United States or to US Persons absent an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

Each of Goldman Sachs International, Merrill Lynch International and Cazenove & Co. Ltd., are acting for Royal & Sun Alliance Insurance Group plc and no on else in connection with the Rights Issue and will not be responsible to anyone other than Royal & Sun Alliance Insurance Group plc for providing the protections afforded to clients of Goldman Sachs International, Merrill Lynch International or Cazenove & Co. Ltd., respectively, or for providing advice in relation to the Rights Issue or any transaction or arrangement referred to in this announcement.